SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           CENTRE CAPITAL CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   156266-11-6
                                 (CUSIP Number)

                        VISTA INTERNATURAL PRODUCTS, INC.
                              7303 NORTH HIGHWAY 81
                             DUNCAN, OKLAHOMA  73533
                                 (580) 255-3499
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 17, 2000
              (Date of Event which Requires Filing this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box Q.

     NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

     *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  NO.  156266-11-6                13  D
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     1     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE
           PERSONS:

           Vista InterNatural Products, Inc.
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     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                       (a)  [_]
                                                                       (b)  [X]
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     3     SEC  USE  ONLY

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     4     SOURCE  OF  FUNDS
           OO  Issuance in exchange for debt owed to reporting person.
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [_]
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     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
           Nevada
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 NUMBER  OF       |  7    SOLE  VOTING  POWER               6,060,704
  SHARES          |-------------------------------------------------------------
BENEFICIALLY      |  8    SHARED  VOTING  POWER             -0-
OWNED BY EACH     |-------------------------------------------------------------
  REPORTING       |  9    SOLE DISPOSITIVE POWER            6,060,704
PERSON   WITH     |-------------------------------------------------------------
                  | 10    SHARED  DISPOSITIVE  POWER        -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,060,704
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              33.9 percent
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON
              CO
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ITEM  2.     IDENTITY  AND  BACKGROUND.

     Vista InterNatural Products, Inc. is a Nevada corporation which has its principal office and place of business at 7303 North Highway 81, Duncan, Oklahoma 73533. Vista InterNatural Products, Inc. is a business corporation involved in production of health care products. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The consideration for the common stock of the Issuer acquired by the reporting person was pursuant to an Action by Consent of the Board of Directors of the Issuer dated April 17, 2000, whereby the reporting person was issued 6,060,704 shares of the common stock of the Issuer as payment of debt owed to the reporting person by the Issuer in the amount of $848,498.62.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The reporting person acquired 6,060,704 shares of the common stock of the Issuer pursuant to an Action by Consent of the Board of Directors of the Issuer dated April 17, 2000, whereby the reporting person was issued 6,060,704 shares of the common stock of the Issuer as payment of debt owed to the reporting person by the Issuer in the amount of $848,498.62.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The reporting person owns 6,060,704 shares of the common stock of the Issuer. The reporting person has the sole voting power with respect to such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person acquired 6,060,704 shares of the common stock of the Issuer pursuant to an Action by Consent of the Board of Directors of the Issuer dated April 17, 2000, whereby the reporting person was issued 6,060,704 shares of the common stock of the Issuer as payment of debt owed to the reporting person by the Issuer in the amount of $848,498.62.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  exhibit  is  attached  to  this  report:  None.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          VISTA  INTERNATURAL  PRODUCTS,  INC.



                                          By  /s/  Catherine  J.  Jacobs
                                              ----------------------------------
                                              Catherine  J.  Jacobs,  President


Dated:  July 12, 2000.


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